February 12, 2018

VIA EDGAR CORRESPONDENCE

John Dana Brown

Sonia Bednarowski

Office of Transportation and Leisure

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Giggles N’ Hugs, Inc.
Registration Statement on Form S-1
Filed September 1, 2017 and amended January 9, 2018, February 6, 2018 and February 8, 2018
File No. 333-220302

Dear Mr. Brown and Ms. Bednarowski:

Pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended, Giggles N’ Hugs Inc., a Nevada corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern time, on Monday, February 12, 2018, or as soon thereafter as practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GIGGLES N’ HUGS INC.,

a Nevada corporation

/s/ Joey Parsi
By:	Joey Parsi
Its:	President and Chairman